Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

DECEMBER 31, 2004 and DECEMBER 31, 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	December 31, 2004	December 31, 2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$116,922	86,813
Cash, restricted	1,453	—
Receivables-
Trade accounts receivable, net	20,206	13,401
Insurance claims	1,282	2,749
Due from related companies	5,173	3,836
Advances and other	3,828	5,586

	30,489	25,572

Inventories	4,059	3,381
Prepaid insurance and other	2,347	1,205

Total current assets	155,270	116,971

INVESTMENTS	10,000	—
FIXED ASSETS:
Advances for vessels under construction	121,260	33,420

Vessels	805,148	800,870
Accumulated depreciation	(168,874)	(146,208)

Vessels’ Net Book Value	636,274	654,662

Total fixed assets	757,534	688,082

DEFERRED CHARGES, net	15,184	20,454

Total assets	$937,988	825,507

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$39,693	41,602

Accounts payable-
Trade	14,937	15,609
Due to related companies	2,657	3,326
Other	1,454	1,825

	19,048	20,760

Accrued liabilities	8,632	6,112
Accrued bank interest	2,653	2,276
Financial instruments - Fair value	78	5,097
Unearned revenue	6,435	3,611
Deferred income, current portion	4,005	4,005

Total current liabilities	80,544	83,463

LONG-TERM DEBT, net of current portion	325,471	411,018
DEFERRED INCOME, net of current portion	12,452	16,457
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 shares authorized at December 31, 2004 and December 31, 2003 ; 20,175,536 and 17,151,623 issued and outstanding at December 31, 2004 and December 31, 2003, respectively.	20,176	17,152
Additional paid-in capital	282,451	203,631
Other comprehensive income/(loss)	1,136	(1,431)
Retained earnings	215,758	95,217

Total stockholders’ equity	519,521	314,569

Total liabilities and stockholders’ equity	$937,988	825,507

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2004 AND 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	Year ended December 31,
	2004	2003
VOYAGE REVENUES:	$318,278	$241,365

EXPENSES:
Commissions	13,065	11,296
Voyage expenses	42,109	48,152
Charter hire expense	24,341	13,146
Vessel operating expenses	53,900	49,949
Depreciation	35,377	32,877
Amortization of deferred charges	8,753	7,835
Provision for doubtful receivables	933	700
Management fees	5,328	4,470
General and administrative expenses	3,098	2,415
Management incentive award	2,500	0
Foreign currency losses	185	389
Amortization of deferred gain on sale of vessels	(3,167)	(541)
Gain on sale of vessels	(13,608)	—

Operating income	145,463	70,677

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels	7,757	—
Interest and finance costs, net	(10,135)	(12,372)
Interest income	761	387
Share of profits of joint-venture	—	602
Other, net	(556)	(242)

Total other income (expenses), net	(2,173)	(11,625)

Net Income	$143,290	$59,052

Earnings per share, basic	$7.53	$3.45

Earnings per share, diluted	$7.51	$3.44

Weighted average number of shares, basic	19,034,727	17,134,347

Weighted average number of shares, diluted	19,080,975	17,187,859

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2004 AND 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended December 31,
	2004	2003
VOYAGE REVENUES:	$94,005	$63,532

EXPENSES:
Commissions	3,822	3,117
Voyage expenses	9,267	9,451
Charter hire expense	6,105	5,053
Vessel operating expenses	14,988	15,304
Depreciation	8,854	8,551
Amortization of deferred charges	1,838	1,946
Provision for doubtful receivables	689	700
Management fees	1,383	1,215
General and administrative expenses	1,056	1,114
Management incentive award	2,500	—
Foreign currency losses	117	130
Amortization of deferred gain on sale of vessels	(792)	(541)
Gain on sale of vessels	(12,610)	—

Operating income	56,788	17,493

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(2,404)	(3,537)
Interest income	445	88
Share of profits of joint-venture	—	(19)
Other, net	(556)	261

Total other income (expenses), net	(2,515)	(3,207)

Net Income	$54,273	$14,286

Earnings per share, basic	$2.69	$0.83

Earnings per share, diluted	$2.69	$0.83

Weighted average number of shares, basic	20,170,742	17,169,623

Weighted average number of shares, diluted	20,196,151	17,210,602

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stock- Holders’ Equity
BALANCE, January 1, 2002		$9,629	$108,603	$52,836	$—	171,068
Net income	3,894			3,894		3,894
- Issuance of common stock		7,350	102,900			110,250
- Expenses related to the issuance of common stock			(9,868)			(9,868)
- Issuance of common stock on acquisition of shares in LauriTen Ltd.		217	3,033			3,250
- Repurchase and cancellation of common stock (172,800 shares)		(173)	(1,806)			(1,979)
- Cash dividends declared and paid ($0.50 per share)				(8,542)		(8,542)
- Fair value of financial instruments	(629)				(629)	(629)

Comprehensive income	$3,265

BALANCE, December 31, 2002		$17,023	$202,862	$48,188	$(629)	$267,444

Net income	59,052			59,052		59,052
- Exercise of stock options		269	2,421			2,690
- Repurchase and cancellation of common stock (140,100 shares)		(140)	(1,652)			(1,792)
- Cash dividends declared and paid ($0.70 per share)				(12,023)		(12,023)
- Fair value of financial instruments	(802)				(802)	(802)

Comprehensive income	$58,250

BALANCE, December 31, 2003		$17,152	$203,631	$95,217	$(1,431)	$314,569

Net income	143,290	—	—	143,290		143,290
- Issuance of common stock (net of discount)		2,875	78,143			81,018
- Expenses related to the issuance of common stock			(926)			(926)
- Exercise of stock options		149	1,603			1,752
- Cash dividends declared and paid ($1.20 per share)				(22,749)		(22,749)
- Fair value of financial instruments	1,706				1,706	1,706
- Reclassification of losses on undesignated cash flow hedges	861				861	861

Comprehensive income	$145,857

BALANCE, December 31, 2004		$20,176	282,451	215,758	1,136	519,521

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2004 AND 2003

(Expressed in thousands of U.S. Dollars)

	Year ended December 31,		Three months ended December 31,
	2004	2003	2004	2003
Cash Flows from Operating Activities:
Net income	$143,290	$59,052	$54,272	$14,285
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	35,377	32,877	8,853	8,551
Amortization of deferred dry-docking costs	8,753	7,835	1,838	1,946
Amortization of loan fees	368	686	90	44
Amortization of deferred income	(4,005)	(1,379)	(1,002)	(751)
Change in fair value of financial instruments	(2,452)	(3,543)	1,214	(704)
Share of profits of joint venture	—	(602)	—	19
Payments for dry-docking	(3,632)	(15,114)	(1,046)	(1,631)
Gain on sale of vessels	(21,365)	—	(12,610)	—
(Increase) Decrease in:
Receivables	(4,917)	(1,052)	(3,234)	2,019
Inventories	(678)	(106)	220	1,407
Prepayments and other	(1,142)	78	760	258
Increase (Decrease) in:
Accounts payable	(1,712)	3,572	1,257	(4,023)
Accrued liabilities	2,897	272	(909)	(3,281)
Unearned revenue	2,824	1,608	2,638	461

Net Cash from Operating Activities	153,606	84,184	52,341	18,600

Cash Flows from Investing Activities:
Advances for vessels under construction	(95,923)	(32,096)	(13,602)	(7,438)
Vessel acquisitions and/or improvements	(70,377)	(186,775)	(33)	—
Payments for investment in joint venture	—	(36)	—	(19)
Return of investment in joint venture		11,216	—	3,250
Cash investments	(10,000)	—	(10,000)
Proceeds from sale of vessels	83,637	108,854	44,730	108,854
Restricted cash	(1,453)	7,000	—	3,800

Net Cash from/(used in) Investing Activities	(94,116)	(91,837)	21,094	108,447

Cash Flows from Financing Activities:
Proceeds from long-term debt	40,000	159,910	—	—
Financing costs	(1,020)	(751)	(833)	363
Payments of long-term debt	(127,456)	(93,242)	(32,229)	(71,449)
Proceeds from public offering, net of related issuance costs	80,092	—	50	—
Proceeds from exercise of stock options	1,752	2,690	164	—
Cash dividend	(22,749)	(12,023)	(14,118)	(8,584)
Repurchase and cancellation of common stock	—	(1,792)	—	—

Net Cash from/(used in) Financing Activities	(29,381)	54,792	(46,965)	(79,670)

Net increase/(decrease) in cash and cash equivalents	30,109	47,139	26,470	47,377
Cash and cash equivalents at beginning of period	86,813	39,674	91,905	39,436

Cash and cash equivalents at end of period	$116,922	$86,813	$118,375	$86,813